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                                                                    Exhibit 20.6

                                                          Letter to Shareholders
[IVANHOE MINES LOGO]                                        Second Quarter, 2002

QUARTERLY HIGHLIGHTS AND RECENT DEVELOPMENTS

IN MONGOLIA

         - DRILLING OF PRIORITY HIGH-GRADE TARGETS IN THE SOUTHWEST AND CENTRAL ZONES AT TURQUOISE HILL CONTINUES TO EXPAND TONNAGE AND PROVIDE VITAL DATA FOR ENGINEERING STUDIES THAT WILL BE USED TO EVALUATE OPTIMAL PRODUCTION SCENARIOS.

         - DELINEATION DRILLING AT TURQUOISE HILL HAS INTERSECTED THICK INTERCEPTS OF CHALCOPYRITE MINERALIZATION AT THE FAR NORTH OYU ZONE, APPROXIMATELY FOUR KILOMETRES NORTH OF THE PROJECT'S HIGH-GRADE GOLD AND COPPER DISCOVERY ZONE AT SOUTHWEST OYU, AND APPROXIMATELY TWO KILOMETRES NORTH OF THE CENTRAL ZONE.

         - BHP BILLITON'S BACK-IN RIGHTS TO THE TURQUOISE HILL PROJECT EXPIRED IN JUNE. IVANHOE NOW HOLDS A 100% INTEREST IN THE PROJECT, SUBJECT ONLY TO BHP BILLITON'S 2% NET SMELTER ROYALTY.

         - IVANHOE'S EXPLORATION DRILLING AT THE KHARMAGTAI PROJECT, 120 KILOMETRES NORTH OF TURQUOISE HILL, INTERCEPTED NEAR-SURFACE, HIGH-GRADE GOLD AND COPPER PORPHYRY MINERALIZATION, SIMILAR TO THE HIGH-GRADE PORPHYRY MINERALIZATION AT TURQUOISE HILL'S SOUTHWEST OYU DISCOVERY ZONE.

         - IVANHOE DISCOVERED A SIGNIFICANT, SEDIMENT-HOSTED GOLD MINERALIZED SYSTEM AT OV3, APPROXIMATELY 15 KILOMETRES WEST OF THE KHARMAGTAI PROSPECT. THE SYSTEM IS 3.0 KILOMETRES LONG AND
                  1.5 KILOMETRES WIDE, AND IS COINCIDENT WITH A MAJOR NE-SW-STRIKING FAULT SYSTEM AND A MAJOR INDUCED POLARIZATION
                  (IP) ANOMALY. THE SYSTEM IS CHARACTERIZED BY INTENSE ALTERATION AND VISIBLE GOLD HAS BEEN OBSERVED IN TRENCHES. DRILLING AND TRENCHING ARE ONGOING.

         - IVANHOE RECENTLY INCREASED THE SIZE OF ITS PORTFOLIO OF MINERAL RIGHTS BY APPROXIMATELY 60%. IVANHOE NOW HAS APPROVAL FOR MINERAL EXPLORATION LICENCES COVERING 82,770 SQUARE KILOMETRES (31,950 SQUARE MILES) IN MONGOLIA. HIGH-PRIORITY TARGETS WITHIN IVANHOE'S MINERAL PROVINCE THAT THE COMPANY PLANS TO TEST THIS YEAR INCLUDE CENTRAL KHARMAGTAI, OV3, OYUT HYAR, CHUN, SHUTEEN, OYUT ULAAN, CHANDMAN UUL, OYUT OVOO AND SARAN UUL. ADDITIONAL DRILL RIGS ARE BEING SOURCED FROM AUSTRALIA AND CANADA. BY THE END OF SEPTEMBER, IVANHOE EXPECTS TO HAVE 18 RIGS DRILLING YEAR-ROUND IN MONGOLIA.

IN SOUTH KOREA

         - THE SILVER HILL (EUNSAN) GOLD AND SILVER MINE SUCCESSFULLY COMPLETED ITS START-UP PHASE AND NOW IS IN COMMERCIAL PRODUCTION. AS OF MID-AUGUST, THE MINE HAD SOLD 2,851 OUNCES OF GOLD AND 128,444 OUNCES OF SILVER, FOR SALES REVENUE OF APPROXIMATELY US$1.5 MILLION. THE CAPITAL INVESTMENT FOR PLANT AND EQUIPMENT TO DEVELOP THE MINE WAS APPROXIMATELY US$1.3 MILLION, DUE TO VERY LOW FABRICATION COSTS IN SOUTH KOREA.

[IVANHOE'S SILVER HILL MINE PICTURE]

IVANHOE'S SILVER HILL MINE IN SOUTH KOREA IS NOW IN COMMERCIAL PRODUCTION OF GOLD AND SILVER DORE BARS.

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IN MYANMAR

         - COPPER PRODUCTION ATTRIBUTABLE TO IVANHOE FROM THE S&K MINE WAS 6,814 TONNES (15.0 MILLION POUNDS) IN THE FIRST HALF OF 2002. IVANHOE'S SHARE OF COPPER SALES FROM S&K IN THE FIRST HALF OF 2002 TOTALLED US$10.1 MILLION. IVANHOE'S SHARE OF THE MINE'S OPERATING PROFIT DURING THE PERIOD WAS US$2.9 MILLION.

         - UNDERGROUND EXPLORATION AT MODI TAUNG (BLOCK 10) CONTINUED TO INTERCEPT HIGH-GRADE PRIMARY GOLD MINERALIZATION IN NARROW QUARTZ VEINS. IVANHOE IS INVESTIGATING OPTIONS TO DEVELOP A SMALL-SCALE MINE AT MODI TAUNG, SIMILAR TO THE COMPANY'S NEW SILVER HILL MINE IN SOUTH KOREA.

IN AUSTRALIA

         - A TOTAL OF 1,194,460 TONNES OF SAVAGE RIVER IRON ORE PELLETS WAS SOLD DURING THE FIRST SIX MONTHS OF 2002, GENERATING US$36.5 MILLION IN SALES REVENUE. THE OPERATING PROFIT DURING THE PERIOD WAS US$7.1 MILLION.

         - IN MAY, IVANHOE ACQUIRED EXCLUSIVE RIGHTS TO USE INTEC LTD.'S PROPRIETARY, HYDROMETALLURGICAL COPPER/GOLD PROCESS IN MONGOLIA, WESTERN CHINA AND MYANMAR UNDER A ROYALTY-BASED LICENCE. ARRANGEMENTS ARE BEING MADE TO TEST TURQUOISE HILL GOLD/COPPER CONCENTRATES AT INTEC'S LABORATORY IN SYDNEY. IVANHOE ALSO ACQUIRED WORLDWIDE ROYALTY-BASED LICENCES TO USE INTEC'S VARIOUS COPPER, ZINC AND NICKEL PROCESSING TECHNOLOGIES THAT HAVE THE POTENTIAL TO REVOLUTIONIZE THE REFINING PROCESS FOR BASE-METAL CONCENTRATES.

IN CHINA

         - IN JUNE, IVANHOE ACQUIRED AN OPTION TO EARN A MAJORITY INTEREST IN PACIFIC MINERALS' 217 GOLD PROJECT IN CHINA'S INNER MONGOLIA REGION, SOUTH OF THE MONGOLIA BORDER, AND THE JBS PLATINUM-PALLADIUM PROJECT IN YUNNAN PROVINCE, CHINA.

EXPLORATION AND DEVELOPMENT

MONGOLIA UPDATE: TURQUOISE HILL (OYU TOLGOI) PROJECT

Exploration drilling at Turquoise Hill during the second quarter was focused on expanding the zones of high-grade, primary gold- and copper-rich chalcopyrite mineralization and secondary covellite and chalcocite mineralization in the Central Oyu Zone. The Central Zone is outlined by a large, 1,000-metre by 500-metre induced polarization (IP) anomaly north of the Southwest and South zones.

Drilling indicates that the gold/copper mineralization in Central Oyu has the following three components, analogous to a "plume:"

         - Component 1 is an extensive near-surface, copper-rich, supergene-enriched chalcocite blanket that is potentially amenable to heap-leaching using solvent-extraction and electrowinning technology (SX-EW).

         - Component 2 is a large, tabular zone of covellite and hypogene chalcocite copper mineralization trending approximately east-west, which lies immediately below the supergene-enriched chalcocite blanket.

         - This zone of covellite and chalcocite, in turn, grades into the third component, a high-grade core of primary gold and copper porphyry mineralization, which presently appears to have mineralogical characteristics similar to the Southwest Oyu Discovery Zone.

Ivanhoe's geological model indicates that the previously identified covellite/chalcocite mineralization at Central Oyu is a shallow overprinting and replacement of the primary chalcopyrite mineralization. As such, the covellite/chalcocite mineralization appears to grade outward and at depth into the zone of gold- and copper-rich chalcopyrite mineralization, similar to the adjacent Southwest Oyu Discovery Zone.

Future drilling in this area will concentrate on defining the scope and grade of the three mineralized components that comprise Central Oyu. At the same time, these holes also will provide large-diameter core for metallurgical and geotechnical test work.

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Chalcocite and covellite are two of the world's most important sources of copper because of their high copper content. Chalcocite contains approximately 80% copper by weight; covellite contains approximately 66% copper by weight. Chalcopyrite, the world's leading source of copper, is a common mineral and is found in almost all sulfide deposits. It contains approximately 35% copper by weight.

On May 29, 2002, Ivanhoe announced that Southwest Oyu alone hosts a porphyry gold-copper deposit containing some 13.8 million ounces of gold and 6.9 billion pounds of copper within an estimated inferred mineral resource of 821 million tonnes grading 0.52 g/t gold and 0.38% copper, based on a cut-off grade of 0.30% copper equivalent. Southwest Oyu hosts a higher-grade core zone of 120 million tonnes grading 1.55 g/t gold and 0.70% copper, containing 6.0 million ounces of gold and 1.8 billion pounds of copper. The higher-grade zone is contained in a sub-vertical, pipe-like body that is at least 300 metres in diameter and has a vertical extent of at least 1,000 metres below surface. Based on preliminary engineering work, Ivanhoe believes that deeper portions of this high-grade, pipe-like porphyry body are potentially amenable to low-cost, sub-level caving or block-caving mining techniques, similar to the techniques that have been successfully employed at comparable gold and copper deposits at the Ridgeway and North mines in Australia.

FIVE NEARBY, RELATED, MINERALIZED ZONES -- CENTRAL, NORTH, SOUTH, FAR SOUTHWEST AND FAR NORTH -- WERE NOT INCLUDED IN THE RESOURCE ESTIMATE. GIVEN THE NEWLY DISCOVERED MINERALIZATION IN THE CENTRAL AND FAR NORTH ZONES, IVANHOE IS WORKING WITH AMEC TO PREPARE AN UPDATED RESOURCE ESTIMATE FOR RELEASE IN THE THIRD QUARTER.

Scoping work is continuing, with the drilling of large-diameter metallurgical core holes for copper SX-EW leach tests and gold-copper concentrate test work. Preliminary mineralogical studies indicate that a significant portion of the gold content of the Southwest Oyu Discovery Zone may be amenable to gravity recovery similar to the processing flow sheets currently employed at the Ridgeway Mine in Australia. Large-diameter drilling also is planned to measure the quantity of groundwater in proximity to the project site. Drilling currently is focused on expanding the mineralization and providing information for engineering studies that will be used to evaluate various production scenarios, ranging from open-pit to underground mining methods. Several rigs are conducting infill definition drilling at Southwest Oyu to better delineate the grade and extent of the deposit and to upgrade a portion of the inferred resources to the higher measured-and-indicated resources category.

In July, drilling intersected wide intercepts of chalcopyrite mineralization at the Far North Oyu Zone, approximately four kilometres north of the project's high-grade gold and copper discovery zone at Southwest Oyu. Far North Oyu is on the northern portion of a large circular structure indicated by induced-polarization geophysical surveys, with Central Oyu on the southern limb of the same structure. Drilling is continuing to determine the tonnage and grade of the chalcopyrite mineralization in this zone.

Drilling between the Central and Southwest zones also has located strong chalcopyrite, covellite and chalcocite mineralization along the footwall of a major northeast-trending structure that extends northeast from the Southwest Discovery area. Drilling is planned to delineate the mineralization discovered in this area.

MONGOLIA: KHARMAGTAI AND OV3 PROJECTS

Ivanhoe's exploration drilling has intercepted strong gold and copper porphyry mineralization at the Kharmagtai project, 120 kilometres north of Turquoise Hill. Drilling has confirmed the discovery of high-grade, porphyry-hosted, gold and copper mineralization, similar in style to the high-grade zones at Turquoise Hill, but with the additional benefit of having the mineralization extend essentially to surface.

IVANHOE'S SECOND DIAMOND-DRILL HOLE AT KHARMAGTAI, KH002, REACHED A DEPTH OF
182.4 METRES. THE HOLE INTERSECTED 64 METRES GRADING 2.49 G/T GOLD AND 1.21% COPPER AT DOWN-HOLE DEPTHS OF BETWEEN 76 AND 140 METRES, INCLUDING 12 METRES GRADING 4.41 G/T GOLD AND 1.62% COPPER. A THIRD HOLE, KH003, INTERSECTED 102 METRES GRADING 2.09 G/T GOLD AND 1.05% COPPER BETWEEN DOWN-HOLE DEPTHS OF 40 AND 142 METRES, INCLUDING 46 METRES GRADING 3.98 G/T GOLD AND 1.59% COPPER. KH003 ALSO INTERSECTED ANOTHER ZONE OF 26 METRES, GRADING 1.49 G/T GOLD AND 0.94% COPPER, BETWEEN DOWN-HOLE DEPTHS OF 166 AND 192 METRES. DRILLING IS CONTINUING AND RESULTS WILL BE ANNOUNCED AS THEY BECOME AVAILABLE.

Kharmagtai is part of a highly mineralized area that includes the Ovoot Hyar licence. Within these licences, four copper-gold porphyry targets -- Kharmagtai, Stockwork Hill, Chun and Ovoot Hyar -- and a sediment-hosted gold target -- OV3 -- have been defined. Recent trench sampling has encountered visible gold in altered sediments and jasperoid mineralization at the OV3 prospect. Visible gold also has been observed within quartz

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stockwork mineralization at the Stockwork Hill and Chun prospects.

Sediment-hosted gold mineralization is coincident with a major NE-SW-striking fault system measuring approximately 3.0 kilometres by 1.5 kilometres and is associated with a large, induced polarization anomaly at OV3, approximately 15 kilometres west of the current drilling at the Kharmagtai prospect. This system is characterized by intense alteration and visible gold has been observed in the trenches. Mechanical trenching and reverse-circulation drilling at OV3 are underway.

MONGOLIA: MAJOR RECONNAISSANCE EXPLORATION PROGRAM UNDERWAY

IVANHOE RECENTLY INCREASED THE SIZE OF ITS PORTFOLIO OF MINERAL RIGHTS BY APPROXIMATELY 60%. IVANHOE NOW HAS APPROVAL FOR 82,770 SQUARE KILOMETRES (31,950 SQUARE MILES) OF MINERAL EXPLORATION LICENCES IN MONGOLIA. Other high-priority targets within the belt that Ivanhoe plans to test this year include CENTRAL KHARMAGTAI, OV3, OYUT HYAR, CHUN, SHUTEEN, OYUT ULAAN, CHANDMAN UUL, OYUT OVOO AND SARAN UUL. Additional drilling rigs are being sourced from Australia and Canada. Ivanhoe expects to have 18 rigs drilling on its Mongolian exploration program by the end of September.

Charles Forster, P.Geo., Ivanhoe Mines' Turquoise Hill Manager, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, supervises the exploration and development program at Turquoise Hill. The resource estimate at Turquoise Hill was prepared by AMEC E&C Services Limited in accordance with Canadian regulatory requirements set out in National Instrument 43-101. Douglas Kirwin, Ivanhoe Mines' Senior Vice-President, Exploration, and a Qualified Person, oversees the company's exploration programs. All assays, drill plans and sections are posted on the Mongolia Exploration section of the company's website at www.ivanhoemines.com.

MYANMAR: MODI TAUNG GOLD PROJECT, BLOCK 10

Underground development work is continuing at Ivanhoe's high-grade gold discovery on the Modi Taung Project in Central Myanmar, approximately 150 kilometres southeast of Mandalay.

The project is located in a mesothermal slate-belt setting and includes five known parallel zones of mineralized vein structures, each between 500 and 800 metres long. Ivanhoe is investigating options to develop a small-scale mining operation at Modi Taung, modelled on the company's new, 150-tonne-per-day Silver Hill Gold Mine in South Korea.

CHINA: JOINT VENTURE TO EXPLORE FOR GOLD AND PLATINUM

In June, Ivanhoe entered into an option agreement with Pacific Minerals Inc., a company listed on the TSX Venture Exchange, which gives Ivanhoe the right to acquire a majority interest in Pacific's 217 Gold Project in Inner Mongolia and its JBS platinum-palladium project in Yunnan Province. Ivanhoe also holds a right of first refusal to acquire a majority interest in any new project in China (excluding Anhui Province) undertaken by Pacific during the next 10 years.

As part of the option agreement, Ivanhoe invested US$3 million in Pacific by way of a private placement of 5.1 million units at a price of CDN$0.90 per unit. Each unit comprised one common share and one share purchase warrant exercisable for a period of two years at CDN$1.00 per share.

AUSTRALIA: EXCLUSIVE RIGHTS ACQUIRED FOR INTEC'S COPPER/GOLD PROCESS

In May, Ivanhoe acquired exclusive rights to use Australia-based Intec Ltd.'s hydrometallurgical copper/gold process in Mongolia, western China and Myanmar under a royalty-based licence. Ivanhoe also acquired worldwide, royalty-based licences to use Intec's various copper, zinc and nickel processing technologies.

Intec, an Australian public company, is the owner of the "Intec Process", a proprietary, patented hydrometallurgical process which has been demonstrated to produce high-purity base and precious metals from

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concentrates of sulfide ores. As part of its metallurgical testing program,
Ivanhoe plans to test gold and copper concentrates from its Turquoise Hill project at Intec's laboratories in Sydney, Australia.

In May, Ivanhoe became a major shareholder in Intec by acquiring 29 million shares (approximately 19.9%) at A$0.20 (US$0.11) in the company's initial public offering on the Australian Stock Exchange.

METALS PRODUCTION

S&K COPPER MINE, MYANMAR

Copper production attributable to Ivanhoe from the S&K Mine in Myanmar was 6,814 tonnes (15.0 million pounds) in the first half of 2002, compared to 6,858 tonnes (15.1 million pounds) in the first half of 2001. Ivanhoe's share of copper sales from S&K in the first half of 2002 totalled US$10.1 million, compared to US$11.3 million in the same period in 2001. Ivanhoe's share of the mine's operating profit during the period was US$2.9 million. The average selling price for copper in the first half of 2002 (after royalties and commissions on sales) was US$0.71 per pound, compared to US$0.75 per pound in the same period in 2001.

The cash cost of production for the first half of 2002 was approximately US$0.36 per pound of copper. Necessary capital expenditures, including new haul trucks and expanded leach-pads, are being funded from the cash flow from operations.

On August 28th, the mine reduced its bank loan by a further US$7.5 million. The balance owing on the original US$90 million project loan now has been reduced to US$45 million.

The S&K Mine, the first phase of the Monywa Copper Project, is a 50/50 joint venture between Ivanhoe and Myanmar's Mining Enterprise No. 1. Negotiations are continuing over the financing and development of the large Letpadaung deposit, which is the second phase of the Monywa Project. Development of Letpadaung is contingent upon securing a reliable supply of electrical power.

SILVER HILL GOLD-SILVER MINE, SOUTH KOREA

The Silver Hill (Eunsan) gold and silver mine in South Korea has successfully completed its start-up phase and now is in commercial production. As of August 16th, the mine had sold dore containing 2,851 ounces of gold and 128,444 ounces of silver that it had produced from development ore mined from the initial open-pit, and generated approximately US$1.5 million in sales revenue. The mine's output is scheduled to gradually increase during the next five months to an annual rate of up to 50,000 ounces of gold and 118,000 ounces of silver as development of the underground mining progresses to full production.

As of July 31st, the mine had processed 9,800 tonnes of open-pit development ore with an average gold grade of 11.5 grams per tonne (gpt), or 0.37 ounces per tonne (opt), and a silver grade of 586 gpt (18.8 opt). The mine's gold and silver dore bars are being sold to a consortium of Korean precious-metals wholesalers.

Ivanhoe expects that the Silver Hill mill will provide a processing base for other nearby epithermal gold and silver prospects under development within Ivanhoe's Seongsan project area in southwestern Chollanam-Do Province. Vein systems currently being evaluated are Kunsan, Moisan, Moisan Extended and Gasado Island.

SAVAGE RIVER IRON ORE MINE, AUSTRALIA

A total of 1,194,460 tonnes of Savage River iron ore pellets was sold during the first six months of 2002, generating US$36.5 million in sales revenue. The operating profit during the period was US$7.1 million.

The Savage River mine and pellet plant are operated by Goldamere Pty. Ltd., an indirect, wholly-owned Ivanhoe subsidiary. Goldamere's current project debt obligations to UBS Australia Ltd. total approximately A$76 million (US$41 million) and consist of a project loan and a foreign-currency contract obligation secured by the Savage River assets. These obligations are non-recourse to Ivanhoe Mines.

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BAKYRCHIK GOLD MINE, KAZAKHSTAN

Limited production recommenced at the Bakyrchik Gold Mine, in northeastern Kazakhstan, in late 2001 to test the economics of an open-pit pilot project to mine and to process near-surface oxidized ore. The Bakyrchik oxide project has struggled to meet objectives to date due to sulfide ore mixed with the existing oxide-ore stockpile and operating difficulties resulting from new government regulations regarding the importation and use of certain re-agents needed to extract the gold from the oxide ore. Through the first six months of 2002, the mine produced 1,814 ounces of gold for sales revenue of US$546,000. Discussions relating to potential joint-venture development of the Bakyrchik deposit are continuing.

Ivanhoe has a 70% interest in Bakyrchik Mining Venture, the company that owns the mine. Ivanhoe is entitled to 100% of all operating cash flows from the mine until all of the company's previously invested capital in the project is recovered.

OUTLOOK

Our optimism continues to be buoyed by the outstanding results being reported from our gold and copper exploration program in the South Gobi region of Mongolia. The Ivanhoe team's successes at Turquoise Hill, Kharmagtai and OV3 suggest that the South Gobi region is developing into a major mineral province. With its large portfolio of mineral-lease holdings and its five-year head start, Ivanhoe is the leading international mining company in gold and copper exploration in Mongolia. We believe that our advantageous position will produce significant benefits for our shareholders and the people of Mongolia.

The early success of our Silver Hill Mine in South Korea also has been noted by industry professionals and analysts. Our value-driven engineering and cost-effective sourcing of equipment within South Korea helped keep start-up costs to a minimum, and now we are gaining the maximum benefits of the smooth progression to commercial production of silver and gold. Silver Hill will be a model for the planned development of our Modi Taung high-grade gold discovery in Myanmar.

Ivanhoe is strategically placed to grow and benefit from the interest and demand being generated by rebounding Asian economies, whose industries are major consumers of the metals being produced and targeted by Ivanhoe.

Ivanhoe reached an important milestone on June 21, 2002, when it was chosen to be included in the select group of companies that comprise the benchmark Standard & Poor's/Toronto Stock Exchange (S&P/TSX) Composite Index. As a direct result of encouragement from our Australian shareholders and investors, Ivanhoe recently converted to a full listing on the Australian Stock Exchange. Ivanhoe Mines has a strong balance sheet, with approximately US$62 million in cash at June 30, 2002, and no parent-company debt.

ROBERT M. FRIEDLAND                                   R. EDWARD FLOOD
Chairman                                              Deputy Chairman

August 29, 2002

This letter should be read in conjunction with the Consolidated Financial Statements and Notes of Ivanhoe Mines Ltd. for the three and six months ended June 30, 2002. Statements in this report that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Ivanhoe Mines' periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially.